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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ---------------

                                   FORM 8-A


              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12 (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                              APACHE CORPORATION
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            (Exact Name of Registrant as Specified in its Charter)


               Delaware                                  41-0747868
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 (State of Incorporation or Organization)   (I.R.S. Employer Identification No.)

2000 Post Oak Boulevard, Suite 100
Houston, Texas                                           77056-4400
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 (Address of Principal Executive Offices)                (Zip Code)



If this Form relates to the registration            If this Form relates to the registration of
of a class of debt securities and is                a class of debt securities and is to become
effective upon filing pursuant to General           effective simultaneously with the
Instruction A(c)(1) please check the                effectiveness of a concurrent registration
following box.      / /                             statement under the Securities Act of 1933
                                                    pursuant to General Instruction A(c)(2)
                                                    please check the following box.     / /


Securities to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS                                        NAME OF EACH EXCHANGE ON WHICH EACH
TO BE SO REGISTERED                                        CLASS IS TO BE REGISTERED
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
Preferred Stock Purchase Rights                            The New York Stock Exchange, Inc.
                                                           Chicago Stock Exchange, Incorporated

Securities to be registered pursuant to Section 12(g) of the Act:

                                       None
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                                (Title of class)
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On December 14, 1995, the Board of Directors of Apache Corporation (the "Company") declared a dividend of one right (a "Right") for each outstanding share of common stock, par value $1.25 per share, of the Company (the "Common Stock"). As of December 31, 1995, there were 77,378,958 shares of Common Stock outstanding. The dividend is payable on January 31, 1996 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one ten-thousandth of a share of Series A Junior Participating Preferred Stock, no par value per share (the "Preferred Stock") of the Company at a price of $100 per one ten-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of January 31, 1996, as the same may be amended from time to time (the "Rights Agreement"), between the Company and Norwest Bank Minnesota, N.A., as Rights Agent (the "Rights Agent"). A copy of the Rights Agreement is attached hereto as an Exhibit.

         Until the earlier to occur of (i) 10 calendar days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 30% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of the Summary of Rights to Purchase Shares of Preferred Stock of Apache Corporation ("Summary of Rights"). A copy of the Summary of Rights is attached hereto as an Exhibit.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), any Common Stock certificate issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on January 31, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

         The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the




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Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. The holders of Preferred Stock will be entitled, when, as and if declared, to a preferential quarterly dividend payment equal to the greater of $100 per share or 10,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) and an aggregate payment of 10,000 times the payment made per share of Common Stock. The holders of Preferred Stock will have 10,000 votes per share of Preferred Stock, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, holders of each share of Preferred Stock will be entitled to receive 10,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

         Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one ten-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then-current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right, and shall have no right thereafter to receive shares of Preferred Stock.

         In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

         At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such person or group of





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50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one ten-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

         At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference.

ITEM 2.      EXHIBITS.
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      (a)    Rights Agreement, dated as of January 31, 1996, between the
             Company and Norwest Bank Minnesota, N. A., Rights Agent.

      (b) Specimen of the Right Certificate. A form of the Right Certificate is included as Exhibit B to the Rights Agreement (pages B-1 through B-6) and is incorporated herein by reference.

      (c) Form of Letter to Shareholders, dated January 31, 1996, and attached Summary of Rights.



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                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:    January 24, 1996                 APACHE CORPORATION


                                          By  /s/ Z. S. Kobiashvili
                                              ----------------------------------
                                              Z. S. Kobiashvili
                                              Vice President and General Counsel










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                             EXHIBIT  INDEX


      (a) Rights Agreement, dated as of January 31, 1996, between the Company and Norwest Bank Minnesota, N. A., Rights Agent.

      (b) Specimen of the Right Certificate. A form of the Right Certificate is included as Exhibit B to the Rights Agreement (pages B-1 through B-6) and is incorporated herein by reference.

      (c) Form of Letter to Shareholders, dated January 31, 1996, and attached Summary of Rights.